Exhibit 99.(a)(2)
March 23, 2009
Dear Employee:
     Spectrum Pharmaceuticals, Inc. (the “Company”) is conducting a stock option repurchase program. This is a voluntary program for all eligible employees who have outstanding vested and unvested options to purchase shares of our common stock at an exercise price equal to or above $5.00 per share that were granted at anytime under our Third Amended and Restated 1997 Stock Incentive Plan and 2003 Amended and Restated Incentive Award Plan (“eligible options”). You may elect to sell some or all of your eligible options for a Cash Payment of $0.01 or $0.60 per share underlying the option, as specifically set forth in Section III.2 (see Item II “Risks of Participating in the Offer”) that will be paid as soon as practicable following the expiration date of this offer. If you elect to sell an eligible option for a Cash Payment, you must sell all of the shares underlying that option. You may choose to use some or all of your Cash Payment to participate in the Share Purchase to purchase shares of our common stock directly from us. We are required by law to withold a certain amount of your Cash Payment for the payment of taxes (the Cash Payment minus the withheld taxes is hereinafter referred to as the “Net Payment”). If you choose to use an amount of your Cash Payment in excess of your Net Payment to purchase shares of our common stock, you must deliver to us a payment in the form of a check equal to the excess amount above the Net Payment along with the Stock Purchase Agreement that you will be required to sign.
     The accompanying documents describe this stock option repurchase and share purchase program in detail, including possible benefits and risks of this program. As this offering is subject to the federal securities laws, the accompanying materials are quite detailed. Please take the time to review these documents and consider your decision carefully. To assist you in making your decision on whether to participate, we have attached to this letter a schedule of all of your eligible options.
     We are conducting the offer and share purchase to provide you with an alternative means of realizing value from your existing equity awards and to provide us with additional shares for making future equity awards. We make no recommendations as to whether you should participate in the option repurchase program or purchase shares of our common stock directly from us, and recommend that you consult with your own advisors regarding your decision.
     If you decide to participate in the option repurchase program and direct share purchase program, you need to complete and return the attached Letter of Transmittal to us in accordance with the instructions contained in the accompanying offering materials no later than 11:59 P.M., Pacific Time, on Monday, April 20, 2009 (or, if we extend the offer period, we will specify a later date).
     If you have any questions about this offer or the attached documents, please contact Will Pedranti by phone at (949) 788-6700 or by email at wpedranti@spectrumpharm.com.

Sincerely,
/s/ Shyam Kumaria
Shyam Kumaria
V.P., Finance